ALST Casino Holdco, LLC
2711 Centerville Road, Suite 400
Wilmington, DE 19808
October 28, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
ALST Casino Holdco, LLC
Registration Statement on Form 10 (File No. 000-54480)
Ladies and Gentlemen:
     ALST Casino Holdco, LLC, a limited liability company organized under the laws of Delaware (the “Company”), hereby requests that the effective date of the above-captioned Registration Statement on Form 10 be accelerated to October 31, 2011 at 9:00 a.m. New York City time or as soon thereafter as may be practicable.
     If you have any questions regarding the foregoing, please contact Gregory A. Ezring (212-373-3458) or K. Ruth Wahl (212-373-3675) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely, ALST Casino Holdco, LLC
By:	/s/ Soohyung Kim
	Name:	Soohyung Kim
	Title:	Manager

Securities and Exchange Commission

cc:	Gregory A. Ezring, Esq. K. Ruth Wahl, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP